

October 21, 2014

Via E-mail
Jay Wells
Chief Financial Officer
Cott Corporation
5519 West Idlewild Avenue
Tampa, FL33634

      Re: Cott Corporation
             Form 10-K for the Fiscal Year Ended December 28, 2013
             Filed February 24, 2014
             File No. 001-31410

Dear Mr. Wells:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements, page F-8
Note 1 – Summary of Significant Accounting Policies, page F-8
Goodwill and indefinite lived intangible assets, page F-11

1.   Please tell us the balance of goodwill that is allocated to the U.S. reporting unit, the percentage by which the estimated fair value of this goodwill exceeded its net book value in 2013 and 2012, and the percentage that the fair value declined from 2012 to 2013. Also confirm to us that you will provide the following disclosures in future filings for each reporting unit that has a material balance of goodwill and is at risk of failing step one of the impairment test, and provide us with your draft disclosures in your response letter:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Balance of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2.   We note that the discount rate used for the fair value estimates in the analysis decreased from 11% to 12% (2011), to 10.5% (2012) to 8.5% (2013) for the U.S. reporting unit, and decreased from 11% (2011) to 9% (2013) for the Canada reporting unit. We further note that the risk-free rate increased from 2.4% (2012) to 3.4% (2013). Please describe to us your process used to estimate the discount rate, including whether your analysis begins with the risk-free rate, and tell us the significant factor(s) that caused the overall reduction in the weighted average cost of capital a market participant would use if evaluating these two reporting units as an investment for 2013.

Note 6 – Income Tax Expense (Benefit), page F-20

3.   Please further describe to us the nature of the tax-exempt income in your income tax reconciliation, and confirm to us that you will clearly describe the nature of this significant reconciling item in future filings. To the extent that any individually significant items are included within this line item, also confirm that you will provide separate disclosure of such items in future filings. Refer to ASC 740-10-50-12 and Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining